UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice on Issuance of Final Ruling in the Royalties Arbitration

Item 1

Notice on Issuance of Final Ruling in the Royalties Arbitration

The Company hereby reports that a final ruling was rendered yesterday in the arbitration proceeding held between Dead Sea Works (“DSW”) and the State of Israel regarding the royalties payable to the State by DSW, bringing the arbitration proceedings between the parties that commenced in 2011 to an end.

The final arbitration ruling was rendered following a joint notice submitted to the arbitrators by the parties pertaining to final agreements reached between the parties relating both to past periods (the years 2000 through 2017 (inclusive)), and to the mechanism to simplify the calculations of royalties to the State relating to the period as of January 1, 2018 and onward.

Following the finalization of the arbitration, the Company will book an additional provision of $11 million, after tax, in its financial reports for Q1 2019.

The total royalties' payments made by the Company to the State of Israel for the years 2000-2017 (inclusive) amount to approximately $1.3 billion (of which approximately $300 million, including interest and linkage, as a result of the arbitration).

For further details regarding the royalty arbitration and regarding previous agreements with the State, see the Company’s immediate report dated December 25, 2018 (Ref. # 2018-02-118246), as well as Note 20B.(1) of the Company’s annual financial statements for 2018, published on February 27, 2019 (Ref. # 2019-02-017634).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: April 29, 2019